UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)


                          WHITEWING ENVIRONMENTAL CORP.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)



                                    966245102
                         ------------------------------
                                 (CUSIP Number)


             Steven F. Wasserman, Brown Rudnick Berlack Israels LLP
                 120 West 45th Street, New York, New York 10036
          ------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                  July 18, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                        ----------------------------------
CUSIP No. 966245102                                     Page 2 of 6 Pages
----------------------                        ----------------------------------

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON:  Lomond International, Inc.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS
           SC
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS (2)(d) or (e)                                  [ ]
---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Organized in the State of North Carolina
---------- ---------------------------------------------------------------------
 NUMBER OF                   7     SOLE VOTING POWER
  SHARES                           0
BENEFICIALLY              -------- ---------------------------------------------
 OWNED BY                    8     SHARED VOTING POWER
   EACH                            2,000,000
 REPORTING                -------- ---------------------------------------------
  PERSON                     9     SOLE DISPOSITIVE POWER
   WITH                            0
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   2,000,000
---------- ------------- --------- ---------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,000,000
---------- ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (11) EXCLUDES CERTAIN SHARES                                     [ ]
---------- ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.25%
---------- ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON
           CO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                        ----------------------------------
CUSIP No. 966245102                                     Page 3 of 6 Pages
----------------------                        ----------------------------------

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON:  Martin A. Sumichrast
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS
           SC
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS (2)(d) or (e)                                  [ ]
---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
 NUMBER OF                   7     SOLE VOTING POWER
  SHARES                           0
BENEFICIALLY              -------- ---------------------------------------------
 OWNED BY                    8     SHARED VOTING POWER
   EACH                            2,000,000
 REPORTING                -------- ---------------------------------------------
  PERSON                     9     SOLE DISPOSITIVE POWER
   WITH                            0
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   2,000,000
---------- ------------- --------- ---------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,000,000
---------- ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (11) EXCLUDES CERTAIN SHARES                                     [ ]
---------- ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.25%
---------- ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON
           IN
---------- ---------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement is being filed jointly by Lomond International, Inc. ("Lomond") and Martin A. Sumichrast. The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

         This statement relates to the common stock, $.001 par value ("Common Stock"), of Whitewing Environmental Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 730 Grand Avenue, Ridgefield, New Jersey 07657.

Item 2.  Identity and Background.

         (a)   This statement is filed by (i) Lomond and (ii) Martin A.
               Sumichrast.

         (b) The business address of each Reporting Person is 11125 Colonial Country Lane, Suite 100, Charlotte, North Carolina 28277.

         (c) Lomond is a North Carolina corporation that renders business advisory services to corporations including Issuer. Lomond is located at the address set forth in Item 2(b) above. Issuer is engaged in the business of the recovery and recycling of used oil filters, used antifreeze and related services; principally parts washer and brakewasher sink rentals as well as providing absorbent supplies to the retail and fleet automotive service and repair industry. Issuer is located at the address set forth in
               Item 1 above. Martin A. Sumichrast serves as a director and as the managing director of Lomond. The business address of Martin
               A. Sumichrast is set forth in Item 2(b) above.

         (d) No Member of the Group has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Member of the Group has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Lomond is organized under the laws of the State of North Carolina. Mr. Sumichrast is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 28, 2003, the Issuer entered into a twelve month Business Advisory Agreement (the "Agreement") with Lomond, pursuant to which Lomond has agreed to assist the Issuer for a period of one (1) year with strategic and financial transactions, including mergers, acquisitions, joint ventures, and debt and equity offerings. As consideration for these services, the Issuer issued (i) options exercisable for 1,750,000 shares of Common Stock at an exercise price of $.001 per share (the "Options"), and (ii) common stock purchase warrants equal to ten percent (10%) of the number of shares issued in a transaction (as defined) introduced to the Issuer by Lomond (the "Warrants"). The Warrants will have an exercise price equal to the fair market value of the Issuer's common stock as of the date of closing of any such transaction and shall terminate four years following the date of issuance. Lomond shall also have the right to demand that the Issuer file a registration statement with the Securities Exchange Commission covering the resale of the shares of Common Stock issuable upon exercise of the Warrant. On April 1, 2003, the Issuer and Lomond amended the Agreement pursuant to which the Options were terminated and in lieu thereof the Issuer sold 2,000,000 shares of Common Stock to Lomond at a price of $.001 per share.

Item 4.  Purpose of Transaction.

         The Common Stock was sold to Lomond for an aggregate purchase price of $2,000.00 in connection with the amended Agreement. See Item 3.

Item 5.  Interest in Securities of the Issuer.

         Lomond beneficially owns 2,000,000 shares of the Issuer's Common Stock, or based upon 38,061,443 shares of Common Stock outstanding as of July 25, 2003, 5.25% of the shares of Common Stock outstanding. Lomond shares the power to vote and direct the disposition of 2,000,000 shares of the Issuer's Common Stock with Mr. Sumichrast. Lomond does not have the sole voting power or sole dispositive power with respect the shares beneficially owned by it.

         Mr. Sumichrast beneficially owns 2,000,000 shares of the Issuer's Common Stock, or based upon 38,061,443 shares of Common Stock outstanding as of July 25, 2003, 5.25% of the shares of Common Stock outstanding. Mr. Sumichrast shares the power to vote and direct the disposition of 2,000,000 shares of the Issuer's Common Stock with Lomond. Mr. Sumichrast does not have the sole voting power or sole dispositive power with respect the shares beneficially owned by him. However, it may be deemed that Mr. Sumichrast does have the sole voting power or sole dispositive power with respect to the Common Stock. As Managing Director and a member of the Board of Directors of Lomond, Mr. Sumichrast has authority and discretion to (i) vote the shares of Common Stock of Issuer owned by Lomond and (ii) determine if and when to sell any shares of Common Stock of Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Amendment No. 1 to the Business Advisory Agreement, dated April 1, 2003, between Lomond International, Inc. and Whitewing Environmental Corp.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 25, 2003
(Date)

                                       /s/ MARTIN A. SUMICHRAST
                                       -----------------------------------------
                                       Martin A. Sumichrast


                                       LOMOND INTERNATIONAL, INC.

                                       By: /s/ MARTIN A. SUMICHRAST
                                           -------------------------------------
                                       Name:  Martin A. Sumichrast
                                       Title: Managing Director

                                    Exhibit 1
                 Amendment No. 1 to Business Advisory Agreement

                                                           April 1, 2003

Mr. Andrew Latham
Chief Executive Officer
Whitewing Environmental Corporation
611 Broadway, Suite 307
New York, NY 10012

         Re:  Amendment #1 to the Business Advisory Agreement

Dear Andy:

         This Amendment to the January 28th, 2003, Business Advisory Agreement, confirms our mutual understanding and agreement ("Agreement") relating to the business advisory fees ("Fees") payable to Lomond International, Inc. ("LI"), by Whitewing Environmental Corporation ("Company"), and/or its affiliates, for LI's business advisory services rendered in connection with any equity and/or debt investment, merger, acquisition, partnership, joint venture, investment, strategic alliance or any other business combination (any such transaction is referred to herein as a "Transaction"), entered into by the Company with a business entity and/or individual ( "Entity") that was introduced, directly or indirectly, to the Company by LI. By entering into this Amended Agreement, both parties agree that the original Agreement is considered null and void.

         LI hereby agrees to provide such business advisory services to the Company on a "best efforts, non-exclusive" basis for a term ("Term") of 12 months in accordance with the terms and conditions of this Agreement. LI makes no assurances that the provision of its business advisory services hereunder will be beneficial to the Company under any circumstances.

         It is further understood and agreed by the parties hereto that the Company is entering into this Agreement for the purpose of inducing LI to provide business advisory services in connection with the Company's business interests with investment banking firms, brokerage firms, investors, financiers, buyers and/or sellers who may participate in a Transaction with the Company. While LI represents and warrants to use its best efforts to provide business advisory services, it is specifically understood that no assurances can be made as to the benefit to the Company of such services.

         Now, therefore, in consideration of the mutual promises and covenants made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto the parties hereto hereby agree as follows:

         1. The Company shall pay to LI the business advisory Fees related to its business advisory services upon the Company consummating a Transaction during the Term of this Agreement or within one (1) year after the date of the termination of this Agreement with an Entity introduced by LI to the Company during the term of this Agreement. The Company acknowledges that during the Term of this Agreement and the one year that follow, the Company shall have an affirmative obligation to promptly notify LI when and if it is formally negotiating with an Entity, entering into a Letter of Intent with an Entity and/or consummating a Transaction with an Entity.

         2. LI shall be deemed to have introduced the Entity to the Company if
(a) the Company has no prior knowledge of the interest by the Entity in the proposed Transaction and/or (b) LI provides an introduction to a representative of such Entity who is in a position to evaluate the Transaction and whose normal function is to recommend or commit to such Transactions on behalf of such Entity.

         3. In the event of any equity and/or debt investment, merger, acquisition, partnership, joint venture or other business combination by and between the Company and the Entity, in which LI was instrumental in introducing, directly or indirectly, to the Company, the Company shall grant to LI Warrants ("Warrants") to purchase ten percent (10%) of the shares issued of the Gross Aggregate Consideration of the transaction. Each Warrant will have a term of four (4) years, an exercise price equal to the price market price of the Company at the time of the closing of the transaction, as quoted on the exchange, or the price the investment is completed, whichever is lower, be immediately exercisable into common stock of the Company, will have cashless exercise and anti-dilution provisions and LI will have one-time demand registration right on the Warrants and their underlying common stock. These fees shall be due and owing on the date and at the time the Transaction is first consummated. For purposes of this Amended Agreement, the Company specifically agrees that LI is entitled to receive compensation as it outlined in this Section from the financing the Company received from Jack Kleinert in the amount of $500,000, which occurred prior to the date of this Amended Agreement.

         4. The Term "Gross Aggregate Consideration" as used in this Agreement and the appended Schedule A means:

         (a) in the event of a purchase of the Company's assets, the price paid for the assets acquired and the interest bearing indebtedness assumed by an Entity, net of debt assumed;

         (b) in the event of a purchase of the Company's stock or a merger with an Entity, the price paid to the selling stockholders plus the interest bearing indebtedness assumed by the Company or Entity;

         (c) in the event of an investment in an Entity, the total investment in the Entity by the Company; or

         (d) in the event of an investment by an Entity in the Company of any and all currency, full fair market value of securities, and any other assets received from any combination of the above accepted by the Company.

         In determining the Gross Aggregate Consideration paid in shares of stock or other property, such stock or property shall be valued at its fair market value as determined in good faith by the Company. If any of the Gross Aggregate Consideration is payable in currency other than U.S. dollars, the Gross Aggregate Consideration will be converted into U.S. dollars at the exchange rate prevailing on the date the Transaction, as is set forth in the Wall Street Journal, is consummated and/or the agreement between the Company and the Entity is executed, regardless of whether any of the Gross Aggregate Consideration payable by the Company is earn-out payments or otherwise contingent in nature or payable in installments or otherwise deferred.

         5. LI agrees that it will use its best efforts to assist the Company with its business advisory services. However, LI is not an agent of the Company. Rather, LI is an independent contractor and business advisor who is doing business with the Company as a non-exclusive, independent business advisor. Both the Company and LI recognize and acknowledge that LI has no authority to execute any agreements on behalf of the Company.

         6. If the Company was aware of an Entity from a source other than LI prior to the date that LI provides an introduction or otherwise makes the Company aware of the Entity's interest, the Company must provide LI with proof of this fact within 15 business days. If the Company does not provide such proof within this time period, the Company will be deemed to have expressly waived any objection it has to paying LI the business advisory Fees in accordance with this Agreement. If, however, the Company does provide such proof within the time specified, the Company will have no obligation to LI to pay the business advisory Fees with respect to the introduction of that particular Entity.

         7. During the Term of this Agreement, LI shall be reimbursed by the Company for its reasonable expenses, which are related to the rendering of the business advisory services pursuant to this Agreement, including, but not limited to expenses for business advisory services, due diligence, travel and communications, provided such expenses have been authorized in advance by the Company. All requests for expenses shall be reimbursed to LI within 30 days of itemized statement presentation to the Company. As an inducement to enter into this Agreement, the Company agrees to sell to LI, Two Million (2,000,000) shares of its restricted common stock, at $.001 per share immediately upon signing of this Amended Agreement.

         8. Either party hereto may terminate this Agreement at any time upon 30 days written notice, without any liability or continuing obligation, except that the termination of this Agreement shall not affect the business advisory Fees payable to LI as provided in paragraph 1 herein, nor shall it affect the Company's obligation to reimburse LI its reasonable expenses as identified in paragraph 7 herein.

         9. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, the jurisdiction of incorporation of the Company. This Agreement is the sole and entire agreement between the parties hereto pertaining to its subject matter and supersedes all prior oral and written agreements, representations and understandings of the parties hereto. No modifications of the Agreement shall be binding unless agreed to in writing by the parties hereto. This Agreement shall be binding on and inure to the benefit of the successors and assigns of the parties hereto provided that neither this Agreement nor any of LI's rights hereunder may be assigned by LI without the prior written consent of the Company.


                                       Very truly yours,


                                       /s/ MARTIN A. SUMICHRAST
                                       -----------------------------------------
                                       Martin A. Sumichrast
                                       Managing Director



AGREED AND ACCEPTED:

Whitewing Environmental Corporation:


By: /s/ NORMAN RABEN
    --------------------------------
    Norman Raben
    Executive Vice President